Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement on Form S-8, dated November 21, 2023, of Wells Fargo & Company, related to the Wells Fargo & Company Deferred Compensation Plan, of our reports dated February 21, 2023, with respect to the consolidated balance sheets of Wells Fargo & Company and Subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, incorporated herein by reference.

/s/ KPMG LLP

Charlotte, North Carolina
November 21, 2023